EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE
		Three months ended		Six months ended
		June 30,		June 30,

	(in millions, except per share amounts)	2003	2002 (1)	2003	2002 (1)

	Income (Loss) from continuing operations	$219	$279	$(59)	$903
	Discontinued operations	8	-	(62)	7

	Net income (loss) before cumulative effect of changes
in accounting principles		227	279	(121)	910
	Cumulative effect of changes in accounting principles	-	(61)	(6)	(61)

	Net Income (Loss)	227	218	(127)	849

	Interest expense on 9.5% Convertible Subordinated Notes (2)	4	-	-	-

	Net Income (Loss) for Diluted Calculations	$231	$218	$(127)	$849

	Weighted average common shares outstanding, basic (3)	384	366	383	365
Add:	Employee stock options and PG&E Corporation
	shares held by grantor trusts	2	5	-	5
	PG&E Corporation Warrants (4)	5	-	-	-
	9.5% Convertible Subordinated Notes	18	1	-	-

	Shares outstanding for diluted calculations	409	372	383	370

	Earnings (Loss) Per Common Share, Basic
	Income (loss) from continuing operations	$0.57	$0.76	$(0.15)	$2.48
	Discontinued operations	0.02	-	(0.16)	0.02
	Cumulative effect of changes in accounting principles	-	(0.16)	(0.02)	(0.17)

	Net earnings (loss)	$0.59	$0.60	$(0.33)	$2.33

	Earnings (Loss) Per Common Share, Diluted (5)
	Income (loss) from continuing operations	$0.54	$0.75	$(0.15)	$2.44
	Discontinued operations	0.02	-	(0.16)	0.02
	Cumulative effect of changes in accounting principles	-	(0.16)	(0.02)	(0.17)

	Net earnings (loss)	$0.56	$0.59	$(0.33)	$2.29

(1) Prior year amounts have been restated to reflect the reclassification of USGenNE, Mountain View, ET Canada and Ohio Peakers operating results to discontinued operations.

(2) Interest expense, including amortization of the discount, on the 9.50 percent Convertible Subordinated Notes for the three and six months ended June 30, 2002, was $232,276, net of income tax of $159,724.

(3) Weighted average common shares outstanding exclude shares held by a subsidiary of PG&E Corporation (23,815,500 shares at June 30, 2003 and 2002) and PG&E Corporation shares held by grantor trusts to secure deferred compensation obligations (281,985 shares at June 30, 2003 and 2002).

(4) The incremental shares associated with PG&E Corporation Warrants were 157,995 shares for the three months ended June 30, 2002, and 79,433 shares for the six months ended June 30, 2002.

(5) The diluted earnings per share for the six months ended June 30, 2003, excludes approximately 1 million incremental shares related to employee stock options and shares held by grantor trusts, 5 million incremental shares related to warrants, and 18 million incremental shares related to the 9.5 percent Convertible Subordinated Notes, and includes associated interest expense of $8 million (net of income taxes of $6 million) due to the anti-dilutive effect upon loss from continuing operations.